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                           May 24, 2021

       Darren Mercer
       President and Chief Executive Officer
       MICT, Inc.
       28 West Grand Avenue, Suite 3
       Montvale, NJ 07645

                                                        Re: MICT, Inc.
                                                            Registration
Statement on Form S-3
                                                            File No. 333-256209
                                                            Filed May 17, 2021

       Dear Mr. Mercer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennifer
Angelini at 202-551-3047 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Jonathan H. Deblinger